CM


03052347

TC 9/30

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED SEP 2 6 2003

SEC FILE NUMBER
8- 65264

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING August 1, 2002 (MM/DD/YY) AND ENDING July 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Grant Thornton Corporate Finance, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

226 Causeway Street
(No. and Street)

Boston	MA	02114
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George D. Shaw — 617 723-7900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tonneson & Company CPAs PC
(Name – *if individual, state last, first, middle name*)

401 Edgewater Place, Suite 300	Wakefield	MA	01880
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 0 6 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, George D. Shaw, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Grant Thornton Corporate Finance, LLC, as of July 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Manager

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRANT THORNTON CORPORATE FINANCE, LLC

FINANCIAL STATEMENTS
YEAR ENDED JULY 31, 2003

GRANT THORNTON CORPORATE FINANCE, LLC

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
BALANCE SHEET JULY 31, 2003	2
STATEMENT OF INCOME YEAR ENDED JULY 31, 2003	3
STATEMENT OF CHANGES IN MEMBER'S CAPITAL YEAR ENDED JULY 31, 2003	4
STATEMENT OF CASH FLOWS YEAR ENDED JULY 31, 2003	5
NOTES TO FINANCIAL STATEMENTS YEAR ENDED JULY 31, 2003	6 - 7
INDEPENDENT AUDITORS' REPORT ON ACCOMPANYING INFORMATION	8
ACCOMPANYING INFORMATION	
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION JULY 31, 2003	9
STATEMENT REGARDING RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION JULY 31, 2003	10



INDEPENDENT AUDITORS' REPORT

Member
Grant Thornton Corporate Finance, LLC
Boston, Massachusetts

We have audited the accompanying balance sheet of Grant Thornton Corporate Finance, LLC as of July 31, 2003 and the related statements of income, changes in member's capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the financial position of Grant Thornton Corporate Finance, LLC as of July 31, 2003, and the results of its operations and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Tonneson & Company CPAs PC

Tonneson & Company CPAs PC

August 27, 2003

401 Edgewater Place • Suite 300
Wakefield, MA 01880-6208
T: 781.245.9999 • F:781.245.8731
www.tonneson.com

GRANT THORNTON CORPORATE FINANCE, LLC

BALANCE SHEET

JULY 31, 2003

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	76,506
Short-term investments		71,913
Accounts receivable		15,000
TOTAL ASSETS	$	163,419

LIABILITIES AND MEMBERS' CAPITAL

CURRENT LIABILITIES:		
Accrued expenses	$	7,500
TOTAL LIABILITIES		7,500
MEMBER'S CAPITAL		155,919
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	163,419

See Notes to Financial Statements

GRANT THORNTON CORPORATE FINANCE, LLC

STATEMENT OF INCOME

YEAR ENDED JULY 31, 2003

REVENUES:		
Fee income	$	147,500
EXPENSES:		
Selling, general and administrative expenses		10,646
INCOME FROM OPERATIONS		136,854
OTHER INCOME:		
Interest income		1,565
NET INCOME	$	138,419

See Notes to Financial Statements.

GRANT THORNTON CORPORATE FINANCE, LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL

YEAR ENDED JULY 31, 2003

BALANCE AT AUGUST 1, 2002	$	-
Contributions		150,000
Net income		138,419
Distributions		(132,500)
BALANCE AT JULY 31, 2003	$	155,919

See Notes to Financial Statements.

GRANT THORNTON CORPORATE FINANCE, LLC

STATEMENTS OF CASH FLOWS

YEAR ENDED JULY 31, 2003

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	138,419
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in certain assets and liabilities:		
Accounts receivable		(15,000)
Accrued expenses		7,500
Net cash provided by operating activities		130,919
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of short-term investments		(71,913)
Net cash used in investing activities		(71,913)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions		150,000
Distributions to member		(132,500)
Net cash used in financing activities		17,500
NET INCREASE IN CASH AND CASH EQUIVALENTS		76,506
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		-
CASH AND CASH EQUIVALENTS, END OF YEAR	$	76,506

See Notes to Financial Statements.

GRANT THORNTON CORPORATE FINANCE, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JULY 31, 2003

Note 1 - Summary of Significant Accounting Policies

Nature of Operations - The Company was organized on November 30, 2001 and commenced active operations on September 13, 2002. Its principal business activity is to provide investment banking services including advising and managing the sale of private enterprises and non-core subsidiaries or divisions, raising capital and refinancing, advising and managing the acquisition of businesses, and providing strategic options advice.

Estimates - Management uses estimates and assumptions in preparing these financial statements in accordance with U.S. generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash Equivalents - Cash equivalents consist of highly liquid investments with original maturities of three months or less.

Short-term Investments - Short-term investments consist principally of U.S. Treasury Bills with maturities between three months and two years. Debt securities that the Company has the ability and intent to hold until maturity are accounted for as held-to-maturity securities and are carried at amortized cost.

Revenue Recognition - Commission revenues are recognized on a trade date basis.

Income Taxes - The Company does not pay federal and state income taxes on its taxable income. Instead, the member's partners are liable for individual federal and state income taxes on their proportionate share of the Company's taxable income.

Note 2 - Net Capital Requirement

As a broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission (the Uniform Net Capital Rule). The Company computes its net capital under the aggregate indebtedness method which requires the Company to maintain minimum net capital, as defined, equal to the greater of 6-2/3% of aggregate indebtedness, as defined, or $5,000. At July 31, 2003, the Company had net capital of $140,919, which was in excess of its requirement of $5,000 by $135,919.

Note 3 - Short-term Investments

At July 31, 2003, investments in held-to-maturity debt securities were as follows:

	Fair Value	Amortized Cost
U.S. Treasury Bills (maturing in one year or less)	$ 71,913	$ 71,913

GRANT THORNTON CORPORATE FINANCE, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JULY 31, 2003

Note 4 - Non-Related Party Monetary Transactions

The Company has entered into an Expense Sharing Agreement with its sole member, Grant Thornton LLP whereby Grant Thornton LLP will provide office space to the Company. In addition, Grant Thornton LLP will be responsible for all the normal overhead expenses relating to the everyday operation of the Company including payroll, insurance, advertising, employee benefits and travel and entertainment.

INDEPENDENT AUDITORS' REPORT ON ACCOMPANYING INFORMATION REQUIRED BY SEC RULE 17a-5

Member
Grant Thornton Corporate Finance, LLC
Boston, Massachusetts

We have audited the financial statements of Grant Thornton Corporate Finance, LLC for the year ended July 31, 2003, and have issued our report thereon dated August 27, 2003. Out audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tonneson & Company CPAs PC

Tonneson & Company CPAs PC

Wakefield Massachusetts
August 27, 2003

GRANT THORNTON CORPORATE FINANCE, LLC

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

JULY 31, 2003

NET CAPITAL

Member's equity at July 31, 2003		$	155,919
Add:			
A.	Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
B.	Other (deductions) or allowable credits - deferred income taxes payable		-
	Total capital and allowable subordinated liabilities		155,919
Deductions and/or charges:			
A.	Non-allowable assets		15,000
	Net capital	$	140,919

AGGREGATE INDEBTEDNESS

Items included in the accompanying balance sheet		
Accounts payable and accrued expenses	$	7,500
Total aggregate indebtedness	$	7,500

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

1.	Minimum net capital requirement (6-2/3% of aggregate indebtedness of $7,500)	$	500
2.	Minimum net capital requirement of the Company	$	5,000
3.	Net capital requirement (greater of 1 or 2 above)	$	5,000
4.	Excess net capital	$	135,919
5.	Excess net capital at 1000%	$	140,169
6.	Ratio of aggregate indebtedness to net capital		.05 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The following is a reconciliation of net capital between this computation and the corresponding computation prepared by the Company for inclusion in its Unaudited Part II Focus Report as of July 31, 2003:

Net capital, as reported in the Company's Part II-A (Unaudited) FOCUS Report	$	140,919
Net audit adjustments		(-)
Net capital	$	140,919

See Independent Auditors' Report on Accompanying Information.

GRANT THORNTON CORPORATE FINANCE, LLC

STATEMENT REGARDING RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

JULY 31, 2003

The Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k) (2) (i) of that rule. During the year ended July 31, 2003, the Company was in compliance with the conditions of the exemption.

See Independent Auditors' Report on Accompanying Information.

TONNESON & COMPANY CPAs PC
Certified Public Accountants and Business Consultants


INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Member
Grant Thornton Corporate Finance, LLC
Boston, Massachusetts

In planning and performing our audit of the financial statements of Grant Thornton Corporate Finance, LLC (the "Company") for the year ended July 31, 2003, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g); (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company, (1) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

401 Edgewater Place • Suite 300
Wakefield, MA 01880-6208
T: 781.245.9999 • F:781.245.8731
www.tonneson.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected timely by employees in the normal course of performing their assigned functions. However, we noted no matters involved in the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above. The Company was in compliance with the exemptive provisions of Rule 15c3-3 as of July 31, 2003 and no facts came to our attention indicating that such conditions had not been complied with during the year then ended.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at July 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Tonneson & Company CPAs PC

Tonneson & Company CPAs PC

Wakefield, Massachusetts
August 27, 2003